SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated August 25, 2005.

2.	Joint Announcement dated August 26, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 7, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

CONNECTED TRANSACTION
Acquisition of 50% interests in CNCBB from the China Netcom Group

PCCW IMS China, an indirect wholly-owned subsidiary of the Company, entered into the Framework Agreement on 25 August 2005 to acquire from the China Netcom Group 50% of the registered capital of CNCBB, subject to the completion of the CNCBB Reorganisation and in accordance with the terms of the Framework Agreement as more particularly described in this announcement.

CNC BVI, an indirect wholly-owned subsidiary of China Netcom, is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, the China Netcom Group and CNCBB are connected persons of the Company under Chapter 14A of the Listing Rules.

The transaction contemplated by the Framework Agreement constitutes a connected transaction of the Company which is subject to the reporting and announcement requirements but is exempted from the independent shareholders’ approval requirements under Rule 14A.32 of the Listing Rules.

The Company announced that PCCW IMS China, an indirect wholly-owned subsidiary of the Company, entered into the Framework Agreement with China Netcom and CNCBB on 25 August 2005 whereby PCCW IMS China will acquire from the China Netcom Group 50% of the registered capital of CNCBB, subject to the completion of the CNCBB Reorganisation and in accordance with the terms of the Framework Agreement as more particularly described in this announcement.

THE FRAMEWORK AGREEMENT

Major terms and conditions of the Framework Agreement are as follows:-

Date:	25 August 2005

Parties:	China Netcom (as vendor)
PCCW IMS China (as purchaser)
CNCBB (as the target company)

Assets involved:	50% of the registered capital of CNCBB after the completion of the CNCBB Reorganisation

Consideration:	The consideration will be approximately RMB318,000,000 (approximately HK$305,770,000), subject to the approval by the State-owned Assets Supervision and Administration Commission of the PRC of the valuation of CNCBB (after completion of the CNCBB Reorganisation) to be prepared by an independent valuer.

The consideration was arrived at after arm’s length negotiation between the parties having regard to net asset values of CNCBB Hangzhou and CNCBB Ningbo and the potential of the broadband services market in the PRC.

Conditions Precedent:	Obligations under the Framework Agreement are subject to, amongst other things, the fulfilment of the following major conditions precedent:

(i)	the agreement by other independent third parties to acquire the remaining, other than the 50% interests to be acquired by PCCW IMS China, 50% equity interests of CNCBB from China Netcom Group on or before 15 September 2005;

(ii)	the resolution to the satisfaction of PCCW IMS China of CNCBB Hangzhou and CNCBB Ningbo matters involving the CNCBB Reorganisation (including trademarks and non-competition) on or before 15 September 2005;

(iii)	the confirmation that there is no legal impediment for China Netcom in respect of the CNCBB Reorganisation on or before 15 September 2005;

(iv)	the execution of all legally binding agreements in respect of the CNCBB Reorganisation on or before 22 September 2005;

(v)	the provision of a legal opinion from CNCBB’s PRC legal advisors that the CNCBB Reorganisation complies with the relevant PRC laws and regulations and that CNCBB Hangzhou and CNCBB Ningbo can carry out their businesses in accordance with the business scope specified in their existing business licences and value-added telecommunications licences on or before 22 September 2005; and

(vi)	the completion of due diligence on CNCBB to the satisfaction of PCCW IMS China on or before 22 September 2005 and notification of the same by PCCW IMS China to China Netcom on or before 8 October 2005.

In the event any of the conditions precedent has not been satisfied (and/or waived) on or before the respective specified dates (or such later dates as may be agreed by the parties), the Framework Agreement shall be terminated and the parties shall not have any claims against each other.

Undertakings by China Netcom:	Subject to the relevant PRC laws and regulations, upon PCCW IMS China becoming a holder of 50% of the registered capital of CNCBB, China Netcom shall:

(i)	appoint CNCBB Hangzhou and CNCBB Ningbo as exclusive agent of the local branches of China Netcom in Hangzhou and Ningbo respectively of all services of such local branches (excluding mobile services) for a period of 2 years, such exclusive right does not prohibit any direct sale by such local branches;

(ii)	provide the exclusive use by CNCBB of 5 numbering sets under the 116 value-added services number of China Netcom, as agent of China Netcom on a national basis; and

(iii)	lease to CNCBB of network resources, computer rooms, lease lines, Internet data centre and the connections to internet exchange and international bandwidth at the most favourable rate having regard to the local prevailing rate.

Other terms:	China Netcom and CNCBB shall terminate the joint venture contracts between China Netcom and the other 5 minority shareholders of CNCBB before the CNCBB Reorganisation.

CNCBB

As at the date of this announcement, China Netcom is interested in approximately 81.6% of the registered capital of CNCBB. As a part of the CNCBB Reorganisation, the China Netcom Group intends to acquire from the minority shareholders of CNCBB all of the remaining registered capital of CNCBB.

CNCBB is engaged in broadband access, value-added services and reselling for all the China Netcom Group’s voice services. The registered capital of CNCBB amounted to approximately RMB921,500,000 (approximately HK$886,000,000). Upon completion of the CNCBB Reorganisation (which is expected to be completed at around end of 2005), CNCBB will become a wholly-owned subsidiary of a designated subsidiary of China Netcom and will be holding the following major assets:

(i)	51% of CNCBB Hangzhou which is engaged in internet access information services in Hangzhou, the PRC; and

(ii)	54.48% of CNCBB Ningbo which is engaged in internet access information services in Ningbo, the PRC.

The respective net assets value of CNCBB Hangzhou and CNCBB Ningbo as at 31 December 2003 and 31 December 2004 (based on their respective statutory accounts prepared in accordance with the relevant PRC accounting standards) were as follows:

	As at 31 December 2003	As at 31 December 2004
	RMB million	RMB million
Net Assets Value:
CNCBB Hangzhou	675	694
CNCBB Ningbo	151	184

The respective profits (before and after taxation) of CNCBB Hangzhou and CNCBB Ningbo for the years ended 31 December 2003 and 31 December 2004 (based on their respective statutory accounts prepared in accordance with the relevant PRC accounting standards) were as follows:

	For the year ended 31 December 2003	For the year ended 31 December 2004
	RMB million	RMB million
Profit before taxation:
CNCBB Hangzhou	67	34
CNCBB Ningbo	11	60
Net Profit after taxation:
CNCBB Hangzhou	67	25
CNCBB Ningbo	1	35

Upon completion of the transaction, CNCBB will be owned as to 50% by the Group and will be accounted for under the equity method. The Group will nominate directors to the board of CNCBB but it is not expected that the Group will have any control over the composition of the board of CNCBB.

REASONS AND BENEFITS OF THE TRANSACTION

CNCBB is a broadband service provider in the PRC. Established in 2001 by China Netcom, CNCBB’s major business activities are broadband access, value-added services and reselling the China Netcom Group’s voice services. The directors of the Company consider that the investment by PCCW IMS China in CNCBB will create synergy for the broadband business of the Group and will enable the Group to explore opportunities and to expand beyond Hong Kong for its broadband services and other value-added services in the PRC through its investment in CNCBB.

Having considered the terms and conditions of the Framework Agreement and the benefits of the transaction to the Company, the directors (including the independent non-executive directors) of the Company believe that the terms of the transaction contemplated under the Framework Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

REQUIREMENTS OF THE LISTING RULES

CNC BVI, an indirect wholly-owned subsidiary of China Netcom, is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, the China Netcom Group and CNCBB are therefore connected persons of the Company under the Listing Rules. The transaction therefore constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant percentage ratios (as defined in the Listing Rules) for the transaction contemplated by the Framework Agreement exceed 0.1% but are less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders’ approval requirements under Rule 14A.32 of the Listing Rules. Details of the transaction will be included in the next published annual report of the Company.

GENERAL

The Company is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. The Company provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure. PCCW IMS China is an investment holding company.

China Netcom is a state-owned enterprise established under the laws of the PRC. It is the second largest fixed-line telecommunications providers in the PRC.

DEFINITIONS

Terms used in this announcement shall have the following meanings:

“China Netcom”	, China Network Communications Group Corporation*, a state-owned enterprise established under the laws of the PRC

“China Netcom Group”	China Netcom and its subsidiaries and associates (the terms “subsidiaries” and “associates” shall have the meanings as set out in the Listing Rules)

“CNCBB”	, China Netcom Broadband Corporation Limited*, a limited liability company established in the PRC and currently owned indirectly as to approximately 81.6% by China Netcom

“CNCBB Hangzhou”	, Hangzhou Netcom Information Port Corporation Limited*, a limited liability company established in the PRC and a 51% subsidiary of CNCBB

“CNCBB Ningbo”	, Ningbo Netcom Information Port Development Corporation Limited*, a limited liability company established in the PRC and a 54.48% subsidiary of CNCBB

“CNCBB Reorganisation”	the group reorganisation of CNCBB, pursuant to which, amongst other things, China Netcom who currently owns indirectly approximately 81.6% of CNCBB will become the sole owner of CNCBB by acquiring from the minority shareholders of CNCBB all of the remaining registered capital of CNCBB not held by it. CNCBB will then transfer its interests in the Transferred Assets to the China Netcom Group and the China Netcom Group will dispose of 50% of the registered capital of CNCBB to PCCW IMS China

“CNC BVI”	China Netcom Corporation (BVI) Limited, a company incorporated in the British Virgin Islands, an indirect wholly-owned subsidiary of China Netcom and is a substantial shareholder of the Company which directly holds approximately 20% of the issued share capital of the Company

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PCCW IMS China”	PCCW IMS China Development Limited, a company incorporated in the British Virgin Islands, an indirect wholly-owned subsidiary of the Company

“PRC”	the People’s Republic of China (excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan for the purpose of this announcement)

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transferred Assets”	CNCBB’s interests in: (a) the following limited liability companies established in the PRC: (Qingdao Netcom-QBTV Telecom Co., Ltd.*), (WenZhou Netcom Guomai Digital Information Port Corporation Ltd.*), (Chengdu Netcom West Source Science & Technology Co., Ltd.*), (Chongqing Netcom Information Port Broadband Networks Co., Ltd.*); and (Yangzhou Netcom Broadband Networks Co., Ltd.*); (b) certain customer premises network assets; (c) intangible assets being the right to use the China Netcom Group’s network specifications and technological standards; and (d) other cash assets as designated in the Framework Agreement

For the purpose of illustration only, amounts denominated in RMB have been translated into HK$ at the exchange rate of HK$100:RMB104.

* The English names of the companies established in the PRC are inserted for identification purpose only.

By the Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, August 25, 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert ; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

Item 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008)	(Incorporated in the Cayman Islands with limited liability) (Stock Code: 0866)

MANDATORY UNCONDITIONAL CASH OFFER
by
CITIGROUP GLOBAL MARKETS ASIA LIMITED
for and on behalf of
PCCW MOBILE HOLDING NO. 2 LIMITED
a wholly-owned subsidiary of PCCW LIMITED
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF
SUNDAY COMMUNICATIONS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
PCCW MOBILE HOLDING NO. 2 LIMITED)
AND TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF
SUNDAY COMMUNICATIONS LIMITED

CLOSING OF THE OFFER

The Offer made for and on behalf of the Offeror by Citigroup Global Markets Asia Limited will close at 4:00 p.m. on Friday, 9th September, 2005.

As at 4:00 p.m. on 26th August, 2005 the Offeror owned in aggregate 2,339,151,472 Shares, representing approximately 78.23% of the issued share capital of SUNDAY. In addition, all Outstanding Share Options to subscribe Shares in SUNDAY have either been cancelled or have lapsed.

Reference is made to the joint announcements of PCCW and SUNDAY dated 22nd June, 2005, 7th July, 2005 and 29th July, 2005, and the composite offer document dated 8th July, 2005 (“Composite Offer Document”). Unless otherwise defined herein, capitalized terms and expressions shall have the same meanings as used in the Composite Offer Document.

INTRODUCTION
On 22nd June, 2005, the Offeror announced the Offer, following the acquisition of 1,790,134,000 Shares representing approximately 59.87% of the total issued share capital of SUNDAY.

On 29th July, 2005, the Offeror announced that the Offer had been extended and would remain open for acceptance until further notice.

CLOSING OF THE OFFER
The Offer will close at 4:00 p.m. on Friday, 9th September, 2005.

On 22nd June, 2005, being the date of the announcement of the Offer by the Offeror, the Offeror and parties presumed under the Takeovers Code to be acting in concert with the Offeror, owned 1,815,115,000 Shares, representing approximately 60.71% of the issued share capital of SUNDAY.

As at 4:00 p.m. on 26th August, 2005, the Offeror has received valid acceptances of the Offer in respect of 549,017,472 Shares, including 24,981,000 Shares owned by parties presumed under the Takeovers Code to be acting in concert with the Offeror, representing approximately 18.36% of the issued share capital of SUNDAY. In addition, all Outstanding Share Options to subscribe Shares in SUNDAY have either been cancelled or have lapsed.

As a result, as at 4:00 p.m. on 26th August, 2005, the Offeror owned in aggregate 2,339,151,472 Shares, representing approximately 78.23% of the issued share capital of SUNDAY.

PUBLIC FLOAT
As the Offeror has acquired approximately 78.23% of the issued share capital of SUNDAY, Shares held by the public represent less than 25% of the issued share capital of SUNDAY. The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following close of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient numbers of Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares. In this connection, it should be noted that upon the close of the Offer, there may be insufficient public float for the Shares and therefore trading in the Shares may be suspended until a sufficient level of public float is attained.

By Order of the Board	By Order of the Board
PCCW Limited	SUNDAY Communications Limited
Hubert Chak	Raymond Wai Man Mak
Company Secretary	Company Secretary

Hong Kong, 26th August, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico;
Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta;
The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna;
Kwok Yuen Man, Marisa

Non-Executive Director:
Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than relating to SUNDAY and/or its subsidiaries) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than relating to SUNDAY and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to PCCW and/or the Offeror the omission of which would make any statements in this announcement (other than relating to SUNDAY and/or its subsidiaries) misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than relating to PCCW and/or the Offeror) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than relating to PCCW and/or the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than relating to PCCW and/or the Offeror) the omission of which would make any statements in this announcement (other than relating to PCCW and/or the Offeror) misleading.